EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Results for the Second Quarter Ended June 30, 2026
Raises Full Year 2026 Combined Revenue Guidance on Record Q2 Top-Line Performance
ACHESON, Alberta, August 12, 2026 - North American Construction Group Ltd. ("NACG") (TSX:NOA/NYSE:NOA) today announced results for the second quarter ended June 30, 2026. Unless otherwise indicated, figures are expressed in Canadian dollars, and comparisons are to the prior period ended June 30, 2025.
Second Quarter 2026 Financial Highlights
Revenue:
•Combined revenue of $456.1 million, up $85.5 million or 23% year-over-year
•Reported revenue of $401.0 million, up $80.3 million or 25% year-over-year
Profitability:
•Adjusted EBITDA of $93.5 million, up $13.4 million or 17% year-over-year
•Adjusted net earnings of $8.5 million, up $7.7 million year-over-year
•Net income of $9.4 million, down $0.9 million or 9% year-over-year
Cash flow:
•Free cash flow of $23.0 million inflow, up $23.4 million year-over-year
Second Quarter 2026 Operational & Corporate Highlights
NACG delivered record revenue and higher adjusted EBITDA in the second quarter, supported by the contribution from IMC, organic growth in Australia and improved joint venture earnings.
•Our Australian operations delivered robust revenue growth of approximately 65% year-over-year, with the majority of the increase reflecting IMC's contribution following the April 7, 2026, acquisition. The MacKellar and DGI businesses also delivered organic growth driven by strong project execution, prior-period growth asset investments, and favourable foreign exchange translation rates. Gross profit in the Australian business remained strong, with a modest year-over-year decline in the margin as depreciation increased on recently commissioned equipment.
•On April 7, 2026, we completed the acquisition of Iron Mine Contracting ("IMC"), comprising DCL Corp Pty Ltd. and Iron Hire Pty Ltd., a diversified mining services contractor in Western Australia. The IMC acquisition positions NACG as a national Tier 1 contractor in Australia, broadens our client base across base metals, precious metals, and critical and rare earth minerals, and is expected to reduce our exposure to regional seasonality. Under the acquisition agreement, we are entitled to IMC's economic benefit from January 1, 2026, which is reflected in our combined revenue, gross profit, adjusted net earnings, adjusted EBIT, and adjusted EBITDA.
•In Canada, margin performance benefited from our ongoing fleet optimization strategy, including the 2025 Q4 divestiture of ultra-class haul trucks, with depreciation as a percentage of revenue declining year-over-year, one of the financial benefits of our fleet initiatives. Revenue declined year-over-year due to the reduction in operating capacity from the fleet divestiture, lower activity at the Syncrude mines, spring break-up seasonal impacts, and adverse weather conditions, partially offset by increased support at the Millennium mine and the ramp-up of the Kearl project.

•Equity earnings improved significantly year-over-year, driven primarily by the Fargo-Moorhead flood diversion project returning to profitability after a margin forecast adjustment weighed on the prior year period. MNALP remained a consistent positive contributor, and the IMC PKKPE joint venture, added through the IMC acquisition, delivered a solid first-quarter contribution.
"Record revenue of more than $450 million demonstrates both the growing scale of the business and the demand across our markets. With work in hand, seasonal momentum and recent scope expansions, we remain confident in the $400 million midpoint of our 2026 adjusted EBITDA guidance," commented Barry Palmer, President and Chief Executive Officer.
"Our priorities for the second half are clear: execute the work in hand, improve fleet availability and utilization, convert earnings into free cash flow and allocate that capital toward the strongest risk-adjusted returns. The inflection point of the second quarter is not simply greater scale, but our ability to translate that scale into improved performance and durable value. We believe the combination of near-term earnings drivers and a substantial, qualified growth pipeline positions NACG for a stronger second half and continued momentum into 2027."
Financial Results for the Second Quarter 2026
Combined revenue and reported revenue were generated during the quarter by the following primary segments:
•Heavy Equipment - Australia revenue increased 65% to $277.5 million, reflecting $84.5 million of reported revenue from IMC following its April 7, 2026, acquisition and organic growth of approximately $24.9 million from the legacy Australian business.
•Heavy Equipment - Canada revenue decreased 17% to $121.8 million, primarily due to the 2025 Q4 divestiture of ultra-class haul trucks, lower Syncrude activity, and spring break-up impacts, partially offset by ramp-up of the Kearl project.
•Revenue from joint ventures and affiliates declined 1% to $49.7 million, reflecting lower MNALP volumes, partially offset by the first contribution from the IMC PKKPE joint venture.
Gross profit increased to $43.4 million (10.8% margin) from $35.8 million (11.2% margin) in 2025 Q2. Combined gross profit was $49.9 million (10.9% margin), up from $33.4 million (9.0% margin) in the prior year, driven by IMC's $10.5 million contribution, a $7.6 million improvement from core segments, and Fargo's return to profitability. Both gross profit measures exceeded 2026 Q1 results.
Adjusted EBITDA was $93.5 million, up $13.4 million year-over-year, with IMC contributing $13.1 million. Adjusted EBITDA margin was 20.5%, compared to 21.6% in 2025 Q2, principally reflecting IMC's margin profile.
Adjusted net earnings for the quarter were $8.5 million, up significantly from $0.8 million in the prior year period. Adjusted EPS was $0.32, up significantly from $0.02 in 2025 Q2. The increase in both metrics is driven by stronger gross profit, improved equity earnings, and reduced interest accretion, partially offset by higher interest expense on growth-related debt.
Quarterly net income of $9.4 million was below the prior year's $10.3 million, as higher general and administrative costs, driven by $4.8 million of acquisition and integration activities, combined with increased interest expense to more than offset gains in gross profit. Basic net income per share was $0.35, consistent with 2025 Q2.
Free cash flow was $23.0 million, improving $23.4 million year-over-year. Cash generation was supported by $93.5 million in adjusted EBITDA, offset by $62.5 million in sustaining capital, and $18.2 million in cash interest.
Declaration of Quarterly Dividend
On August 11, 2026, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of twelve Canadian cents ($0.12) per common share, payable to common shareholders of record at the close of business on August 28, 2026. The Dividend will be paid on October 2, 2026, and is an eligible dividend for Canadian income tax purposes.

Outlook for 2026 - Raised Full Year 2026 Combined Revenue Guidance
Our operational priorities for 2026 are:
•Safety - safety-first mentality across all global operations - ensuring EVERYONE GETS HOME SAFE;
•Australian workforce mix - optimize heavy equipment maintenance workforce mix in Australia, following the improvements implemented in the second half of 2025;
•Cost reduction - following two years of major growth in Queensland, review and reduce discretionary operating costs while fully maintaining customer requirements;
•Integration - with the Iron Mine Contracting transaction now complete, continued commissioning of expanded fleet in Western Australia to support growth and operational scale;
•Civil execution - deliver the successful completion of the Fargo-Moorhead flood diversion project, reinforcing our large-scale civil execution capabilities; and
•Mechanical availability - continue to improve mechanical availability and reliability of a right-sized heavy equipment fleet in the oil sands region.
Our growth drivers for 2026 and beyond are the strategic building blocks of our success:
•Scaling into a Tier 1 Contractor in Australia - provides ability to secure larger scopes in the much sought-after mining regions of Western Australia and Queensland;
•Securing infrastructure awards across North America - targeting nation-building projects in Canada and mass civil earthwork scopes in the United States for which we have deep experience and expertise; and
•Expanding mining services in Canada and the United States - leveraging our over 70 years of experience, ensuring we are front and center as ever-increasing mine scopes in both countries are issued and awarded.
Based on stronger-than-expected first-half revenue, we have increased our 2026 combined revenue guidance range to $1.6 to $1.8 billion, raising the midpoint to $1.7 billion from $1.6 billion. Adjusted EBITDA and free cash flow guidance remain $380 to $420 million and $110 to $130 million, respectively, given first-half generation came in largely as expected. The outlook is supported by our fleet capacity and contractual backlog of $3.8 billion.

Key measures	Current Outlook	Previous Outlook
Combined revenue(i)	$1.6 - $1.8B	$1.5 - $1.7B
Adjusted EBITDA(i)	$380 - $420M	No change
Free cash flow(i)	$110 - $130M	No change
(i)See "Non-GAAP Financial Measures".

Results for the three and six months ended June 30, 2026
Consolidated Financial Highlights

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands, except per share amounts)	2026	2025	2026	2025
Revenue	$400,963	$320,634	$720,182	$661,467
Cost of sales	298,097	230,293	518,494	472,521
Depreciation	59,456	54,511	115,465	115,225
Gross profit	$43,410	$35,830	$86,223	$73,721
Gross profit margin(i)	10.8%	11.2%	12.0%	11.1%

Total combined revenue(i)	456,082	370,628	878,605	761,792
Combined gross profit(i)	$49,870	$33,396	$107,551	$77,082
Combined gross profit margin(i)	10.9%	9.0%	12.2%	10.1%

General and administrative expenses (excluding stock-based compensation)(i)	20,086	11,698	37,887	22,788
Stock-based compensation expense (benefit)	230	964	2,868	(2,444)
Operating income	20,537	22,789	42,422	53,371
Interest expense, net	18,880	14,123	35,570	27,639
Net income	9,376	10,250	14,930	16,413
Comprehensive income	19,607	9,691	49,897	16,332

Adjusted EBITDA(i)	93,467	80,113	192,939	180,045
Adjusted EBITDA margin(i)(ii)	20.5%	21.6%	22.0%	23.6%

Free cash flow(i)	23,029	(376)	28,022	(41,951)

Per share information
Basic net income per share	$0.35	$0.35	$0.55	$0.57
Diluted net income per share	$0.34	$0.33	$0.53	$0.55
Adjusted EPS(i)	$0.32	$0.02	$0.69	$0.54
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the quarter ended June 30, 2026, tomorrow, Thursday, August 13, 2026, at 9:00 am Eastern Time (7:00 am Mountain Time).
The call can be accessed by dialing:
Toll Free: 1-800-717-1738
Conference ID: 40245

A replay will be available through September 12, 2026, by dialing:
Toll Free: 1-888-660-6264
Conference ID: 40245
Playback Passcode: 40245

A slide deck for the webcast will be available for download the evening prior to the call and will be found on the Company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://onlinexperiences.com/scripts/Server.nxp?LASCmd=AI:4;F:QS!10100&ShowUUID=74511C07-BB07-4170-A51A-A1FE7E23F554
A replay will be available until September 12, 2026, using the link provided.

About the Company
North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For over 70 years, NACG has provided services to the mining, resource, and infrastructure construction markets.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960.7171
ir@nacg.ca
www.nacg.ca
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis ("MD&A") for the quarter ended June 30, 2026, for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated 2026 Q2 Results Presentation for more information on our results and projections, which can be found on our website under Investors - Presentations.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by, or that include the words "anticipate", "believe", "expect", "should" or similar expressions and include guidance with respect to financial metrics provided in our outlook for 2026.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three and six months ended June 30, 2026. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com and on our company website at www.nacg.ca.

Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures that may be useful to investors in analyzing our business performance, leverage, and liquidity. A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. A "non-GAAP ratio" is a ratio, fraction, percentage or similar expression that has a non-GAAP financial measure as one or more of its components. Non-GAAP financial measures and ratios do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. A "supplementary financial measure" is a financial measure disclosed, or intended to be disclosed, on a periodic basis to depict historical or future financial performance, financial position or cash flows that does not fall within the definition of a non-GAAP financial measure or non-GAAP ratio. The non-GAAP financial measures and ratios we present include, "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash liquidity", "cash related interest expense", "cash provided by operating activities prior to change in working capital", "combined backlog", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "equity method investment backlog", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "growth capital", "growth spending", "invested capital", "margin", "net debt", "net debt leverage", "senior-secured debt", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". We also use supplementary financial measures such as "gross profit margin" and "total net working capital (excluding cash and current portion of long-term debt)" in our MD&A. Each non-GAAP financial measure used in this press release is defined under "Financial Measures" in our Management's Discussion and Analysis filed on EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com and on our company website at www.nacg.ca.

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2026	2025	2026	2025
Net income	$9,376	$10,250	$14,930	$16,413
Adjustments:
Stock-based compensation expense (benefit)	230	964	2,868	(2,444)
Loss (gain) on disposal of property, plant and equipment	1,330	(110)	1,260	(1,084)
Equity investment (gain) loss on disposal of property, plant and equipment	(137)	155	(96)	157
Unrealized foreign exchange loss	2,294	—	1,489	—
Change in FV of contingent obligations - estimate adjustments	(12,122)	(17,485)	(16,376)	(18,802)
(Gain) loss on derivative financial instruments	(75)	750	750	7,662
Equity investment loss on derivative financial instruments	342	892	800	1,911
IMC economic benefit - net income	103	—	2,307	—
IMC acquisition and integration costs	1,777	—	3,111	—
Canadian organizational realignment costs	3,071	—	5,750	—
Depreciation expense relating to early component failures	—	—	—	4,274
Post-acquisition asset relocation and integration costs	—	—	—	1,640
Tax effect of the above items	2,342	5,390	1,890	5,690
Adjusted net earnings(i)	$8,531	$806	$18,683	$15,417
Adjustments:
Tax effect of the above items	(2,342)	(5,390)	(1,890)	(5,690)
Income tax expense	3,796	5,771	8,039	10,015
Equity investment EBIT(i)	2,566	(5,212)	5,698	(1,904)
Equity (earnings) loss in affiliates and joint ventures	(2,093)	5,133	(4,869)	1,850
Change in FV of contingent obligations - interest accretion	2,775	4,247	4,378	8,594
IMC economic benefit - interest and tax expense	88	—	1,737	—
Interest expense, net	18,880	14,123	35,570	27,639
Adjusted EBIT(i)	$32,201	$19,478	$67,346	$55,921
Adjustments:
Depreciation	59,456	54,511	115,465	115,225
Amortization of intangible assets	1,227	489	1,786	1,090
Equity investment depreciation and amortization	3,188	5,635	6,581	12,083
IMC economic benefit - depreciation and amortization	466	—	4,832	—
Write-down expense relating to Canadian organizational realignment costs	(3,071)	—	(3,071)	—
Depreciation expense relating to early component failures	—	—	—	(4,274)
Adjusted EBITDA(i)	$93,467	$80,113	$192,939	$180,045
Adjusted EBITDA margin(i)(ii)	20.5%	21.6%	22.0%	23.6%
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Equity earnings in affiliates and joint ventures	$2,093	$(5,133)	$4,869	$(1,850)
Adjustments:
Income tax benefit	(14)	(262)	(93)	(208)
Interest expense, net	487	183	922	154
Equity investment EBIT(i)	$2,566	$(5,212)	$5,698	$(1,904)
(i) See "Non-GAAP Financial Measures".

Reconciliation of total reported revenue to total combined revenue

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2026	2025	2026	2025
Revenue from wholly-owned entities per financial statements	$400,963	$320,634	$720,182	$661,467
Share of revenue from investments in affiliates and joint ventures	112,266	121,843	215,443	257,740
IMC economic benefit - revenue	5,413	—	70,096	—
Elimination of joint venture subcontract revenue	(62,560)	(71,849)	(127,116)	(157,415)
Total combined revenue(i)	$456,082	$370,628	$878,605	$761,792
(i) See "Non-GAAP Financial Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2026	2025	2026	2025
Gross profit from wholly-owned entities per financial statements	$43,410	$35,830	$86,223	$73,721
Share of gross profit (loss) from investments in affiliates and joint ventures	5,522	(2,434)	10,396	3,361
IMC economic benefit - gross profit	938	—	10,932	—
Combined gross profit(i)(ii)	$49,870	$33,396	$107,551	$77,082
Combined gross profit margin(i)(ii)	10.9%	9.0%	12.2%	10.1%
(i)See "Non-GAAP Financial Measures".
(ii) Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.
Reconciliation of basic net income per share to adjusted EPS

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2026	2025	2026	2025
Net income	$9,376	$10,250	$14,930	$16,413

Adjusted net earnings	$8,531	$806	$18,683	$15,417

Weighted-average number of common shares	27,062,861	29,354,387	27,344,397	28,611,557
Weighted-average number of diluted shares	27,943,719	32,562,639	29,318,292	32,743,696

Basic net income per share	$0.35	$0.35	$0.55	$0.57
Diluted net income per share	$0.34	$0.33	$0.53	$0.55
Adjusted EPS(i)	$0.32	$0.02	$0.69	$0.54

(i)See "Non-GAAP Financial Measures".
Net Debt

(dollars in thousands)	June 30, 2026	December 31, 2025
Credit Facility(i)	$145,000	$174,156
Equipment financing(i)	459,125	309,238
Mortgage(i)	26,302	26,742
Senior-secured debt(ii)	630,427	510,136
Senior unsecured notes	550,000	350,000
Contingent obligations(i)	74,664	63,453
Convertible debentures(i)	—	55,000
Cash	(167,676)	(100,128)
Net debt(ii)	$1,087,415	$878,461

(i)Includes current portion.
(ii)See "Non-GAAP Financial Measures".

Free Cash Flow

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2026	2025	2026	2025
Per the Consolidated Statements of Cash Flows
Cash provided by operating activities	$90,926	$64,674	$120,731	$116,092
Cash used in investing activities	(134,792)	(71,823)	(180,961)	(165,604)
Effect of exchange rate on changes in cash	(440)	915	6,658	(160)
Add back of growth and non-cash items included in the above figures:
Acquisition of IMC(i)	37,535	—	37,535	—
Acquisition costs	1,620	—	2,954	—
Growth capital additions(ii)	52,052	24,463	64,977	52,529
Capital additions financed by leases(ii)	(23,872)	(18,605)	(23,872)	(44,808)
Free cash flow(ii)	$23,029	$(376)	$28,022	$(41,951)

(i)See "Non-GAAP Financial Measures".

Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	June 30, 2026	December 31, 2025
Assets
Current assets
Cash	$167,676	$100,128
Accounts receivable	235,679	148,928
Contract assets	32,456	30,472
Inventories	85,032	75,660
Prepaid expenses and deposits	10,157	6,925
Assets held for sale	655	107
	531,655	362,220
Property, plant and equipment, net of accumulated depreciation of $660,490 (December 31, 2025 – $582,892)	1,562,209	1,358,852
Operating lease right-of-use assets	13,283	10,734
Investments in affiliates and joint ventures	71,479	70,416
Intangible assets	32,145	12,333
Other assets	36,402	5,198
Total assets	$2,247,173	$1,819,753
Liabilities and shareholders' equity
Current liabilities
Accounts payable	$204,673	$102,054
Accrued liabilities	94,846	89,308
Contract liabilities	15,572	22,848
Current portion of long-term debt	138,409	160,557
Current portion of contingent obligations	41,625	34,597
Current portion of operating lease liabilities	2,273	1,495
	497,398	410,859
Long-term debt	1,033,803	749,829
Contingent obligations	33,039	28,856
Operating lease liabilities	11,461	9,698
Other long-term obligations	23,658	22,607
Deferred tax liabilities	167,579	141,283
	1,766,938	1,363,132
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – June 30, 2026 - 27,710,462 (December 31, 2025 – 28,821,481))	272,858	282,957
Treasury shares (June 30, 2026 - 881,390 (December 31, 2025 - 871,244))	(15,202)	(14,993)
Additional paid-in capital	—	2,807
Retained earnings	178,225	176,463
Accumulated other comprehensive income	44,354	9,387
Shareholders' equity	480,235	456,621
Total liabilities and shareholders' equity	$2,247,173	$1,819,753

Consolidated Statements of Operations and
Comprehensive Income

(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2026	2025	2026	2025
Revenue	5	$400,963	$320,634	$720,182	$661,467
Cost of sales	11	298,097	230,293	518,494	472,521
Depreciation		59,456	54,511	115,465	115,225
Gross profit		43,410	35,830	86,223	73,721
General and administrative expenses		20,316	12,662	40,755	20,344
Amortization of intangible assets		1,227	489	1,786	1,090
Loss (gain) on disposal of property, plant and equipment		1,330	(110)	1,260	(1,084)
Operating income		20,537	22,789	42,422	53,371
Interest expense, net	12	18,880	14,123	35,570	27,639
Equity (earnings) loss in affiliates and joint ventures	7	(2,093)	5,133	(4,869)	1,850
(Gain) loss on derivative financial instruments	13(b)	(75)	750	750	7,662
Change in fair value of contingent obligations	13(a)	(9,347)	(13,238)	(11,998)	(10,208)
Income before income taxes		13,172	16,021	22,969	26,428
Current income tax (benefit) expense		(3,050)	798	(661)	2,575
Deferred income tax expense		6,846	4,973	8,700	7,440
Net income		9,376	10,250	14,930	16,413
Other comprehensive income
Unrealized foreign currency translation (gain) loss		(10,231)	559	(34,967)	81
Comprehensive income		$19,607	$9,691	$49,897	$16,332

Per share information
Basic net income per share	9(b)	$0.35	$0.35	$0.55	$0.57
Diluted net income per share	9(b)	$0.34	$0.33	$0.53	$0.55